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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )   *

PT Indosat Tbk
(Name of Issuer)
Class B Shares and American Depositary Shares
(Title of Class of Securities)
744383100
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
June 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 53 Pages

Exhibit Index Found on Page 51

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Noonday Asset Management, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,832,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,832,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,832,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

Page 2 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Noonday G.P. (U.S.), L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,832,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,832,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,832,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Noonday Capital, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,832,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,832,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,832,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS David I. Cohen
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,832,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,832,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,832,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Saurabh K. Mittal
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,832,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,832,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,832,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Noonday Asset Management Asia Pte. Ltd.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,832,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,832,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,832,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS G. Raymond Zage III
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,832,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,832,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,832,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Noonday Capital Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,657,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,657,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,657,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,537,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,537,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,537,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,241,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,241,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,241,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 11 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,990,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,990,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,990,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 12 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,714,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,714,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,714,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 13 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 62,118,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 62,118,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,118,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 14 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 141,697,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 141,697,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,697,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 15 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 189,260,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 189,260,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,260,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 16 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 27 of 53 Pages

13D

CUSIP No. 744383100

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 330,958,300 Shares, which is 6.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Item 1]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 330,958,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 330,958,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,958,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 28 of 53 Pages

Item 1. Security And Issuer

This statement relates to Class B Shares, par value Rp 100 per share (the “Shares”), and American Depositary Shares, each representing 50 Shares (the “ADSs” and, together with the Shares, the “Securities”) of PT Indosat Tbk (the “Company”). The Company’s principal offices are located at Indosat Building, Jalan Medan Merdeka Barat 21, Jakarta 10110, Indonesia. All numbers and percentages contained in this Schedule 13D represent beneficial ownership of Shares, unless stated otherwise. All percentages were calculated based on the 5,433,933,500 Shares outstanding as of March 31, 2008 as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission on May 28, 2008.

Item 2. Identity And Background

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Noonday Sub-adviser Entities

(i)

Noonday G.P. (U.S.), L.L.C., a Delaware limited liability company which is a sub-investment adviser1 to each of the Funds and the Managed Accounts (the “First Noonday Sub-adviser”), with respect to all of the Securities held by the Noonday Fund and certain of the Securities held by the Farallon Funds and the Managed Accounts;

(ii)

Noonday Asset Management, L.P., a Delaware limited partnership which is a sub-investment adviser[1] to each of the Funds and the Managed Accounts (the “Second Noonday Sub-adviser”), with respect to all of the Securities held by the Noonday Fund and certain of the Securities held by the Farallon Funds and the Managed Accounts;

(iii)

Noonday Capital, L.L.C., a Delaware limited liability company which is the general partner of the Second Noonday Sub-adviser (the “Noonday General Partner”), with respect to all of the Securities held by the Noonday Fund and certain of the Securities held by the Farallon Funds and the Managed Accounts; and

(iv)

Noonday Asset Management Asia Pte. Ltd., a company incorporated under the laws of Singapore which is a sub-investment adviser[1] to each of the Funds and the Managed Accounts (the “Third Noonday Sub-adviser”), with respect to all of the Securities held by the Noonday Fund and certain of the Securities held by the Farallon Funds and the Managed Accounts.

_________________________

1  The First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Third Noonday Sub-adviser entered into certain subadvisory arrangements with the Management Company and the Farallon General Partner effective as of January 1, 2005, pursuant to which the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Third Noonday Sub-advisor were granted investment discretion over all of the assets of the Noonday Fund and certain of the assets of the Farallon Funds and the Managed Accounts.

Page 29 of 53 Pages

The First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Noonday General Partner and the Third Noonday Sub-adviser are together referred to herein as the “Noonday Sub-adviser Entities.”

The Noonday Managing Members

(v)

David I. Cohen (“Cohen”), Saurabh K. Mittal (“Mittal”) and Andrew J. M. Spokes (“Spokes”), the managing members of both the First Noonday Sub-adviser and the Noonday General Partner, with respect to all of the Securities held by the Noonday Fund and certain of the Securities held by the Farallon Funds and the Managed Accounts; and

(vi)

G. Raymond Zage III (“Zage”), the managing director and chief executive officer of the Third Noonday Sub-adviser, with respect to all of the Securities held by the Noonday Fund and certain of the Securities held by the Farallon Funds and the Managed Accounts.

Cohen, Mittal, Spokes (in his capacity as managing member of both the First Noonday Sub-advisor and the Noonday General Partner) and Zage are referred to herein as the “Noonday Individual Reporting Persons.”

The Noonday Fund

(vii)	Noonday Capital Partners, L.L.C., a Delaware limited liability company (the “Noonday Fund”), with respect to the Securities held by it.

The Farallon Funds

(viii)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Securities held by it;

(ix)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Securities held by it;

(x)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Securities held by it;

(xi)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Securities held by it; and

(xii)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Securities held by it.

FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.” The Noonday Fund and the Farallon Funds are together referred to herein as the “Funds.”

The Management Company

Page 30 of 53 Pages

(xiii)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Securities held by certain accounts managed by the Management Company (the “Managed Accounts”).

The Farallon General Partner

(xiv)

Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds and the managing member of the Noonday Fund (the “Farallon General Partner”), with respect to the Securities held by each of the Funds.

The Farallon Managing Members

(xv)

The following persons who are managing members of both the Farallon General Partner and the Management Company, with respect to the Securities held by the Funds and the Managed Accounts: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”) and Mark C. Wehrly (“Wehrly”).

Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Patel, Pant, Spokes (in his capacity as managing member of the Farallon General Partner and the Management Company), Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.” The Noonday Individual Reporting Persons and the Farallon Individual Reporting Persons are together referred to herein as the “Individual Reporting Persons.”

(b)          The address of the principal business office of (i) the Funds, the Management Company and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111, (ii) the Noonday Sub-adviser Entities (other than the Third Noonday Sub-adviser) is 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202, (iii) the Third Noonday Sub-adviser is 250 North Bridge Road, 31-01 Raffles City Tower, Singapore 179101 and (iv) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)          The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, a registered investment adviser, and the Third Noonday Sub-adviser is to act as a sub-investment adviser to the Funds and the Managed Accounts. The principal business of the Noonday General Partner is to act as the general partner of the Second Noonday Sub-adviser. The principal business of the Management Company is that of a registered investment adviser. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds and the managing member of the Noonday Fund. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

Page 31 of 53 Pages

(d)          None of the Funds, the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner or the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Funds, the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner or the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Funds, the Noonday Sub-adviser Entities, the Management Company and the Farallon General Partner is set forth above. Each of the Individual Reporting Persons other than Mittal, Pant and Spokes is a citizen of the United States. Mittal and Pant are citizens of India. Spokes is a citizen of the United Kingdom. The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

The net investment cost (including commissions) for the 329,708,300 Shares and 25,000 ADSs held by each of the Funds and the Managed Accounts is set forth below:

Entity	Shares Held	ADSs Held	Approximate Net Investment Cost for Shares	Approximate Net Investment Cost for ADSs
Noonday Fund	4,627,500	600	Rp 3,248,424	$21,497
FCP	65,262,400	5,500	Rp 43,995,680	$196,960
FCIP	48,991,500	5,000	Rp 33,591,493	$178,965
FCIP II	3,975,700	300	Rp 2,705,103	$10,491
FCIP III	3,689,800	500	Rp 2,524,177	$17,995
FCOI II	61,838,700	5,600	Rp 42,261,849	$199,962
Managed Accounts	141,322,700	7,500	Rp 97,054,772	$273,970

The consideration for such acquisitions was obtained as follows: (i) with respect to the Noonday Fund, FCP and FCOI II, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Noonday Fund, FCP and FCOI II at Goldman, Sachs & Co.; (ii) with respect to FCIP, FCIP II and FCIP III, from working capital; and (iii) with respect to the Managed Accounts, from the working capital of the Managed Accounts and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. The Noonday Fund, FCP, FCOI II and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Securities.

Item 4. Purpose Of The Transaction

Page 32 of 53 Pages

The purpose of the acquisition of the Securities is for investment, and the acquisitions of the Securities by each of the Funds and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Securities, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Securities or dispose of any or all of its Securities depending upon an ongoing evaluation of the investment in the Securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Securities which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations or the tender offer announced by Qatar Telecom (Qtel) Q.S.C.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

(a)	The Noonday Sub-adviser Entities

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Sub-adviser Entity is incorporated herein by reference for each such Noonday Sub-adviser Entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 5,433,933,500 Shares outstanding as of March 31, 2008 as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission on May 28, 2008.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Funds as reported herein. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Managed Accounts as reported herein. The Noonday General Partner is the general partner of the Second Noonday

Page 33 of 53 Pages

Sub-adviser. The Noonday Individual Reporting Persons are managing members or managing director/chief executive officer of the First Noonday Sub-adviser, the Noonday General Partner or the Third Noonday Sub-adviser, as applicable. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	Not applicable.

(b)	The Noonday Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Individual Reporting Person is incorporated herein by reference for each such Noonday Individual Reporting Person.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Funds. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Managed Accounts. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members or managing director/chief executive officer of the First Noonday Sub-adviser, the Noonday General Partner or the Third Noonday Sub-adviser, as applicable. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	Not applicable.

(c)	The Funds

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

(c)

The trade dates, number of Securities purchased or sold and the price per Security (including commissions) for all purchases and sales of the Securities by the Funds in the past 60 days are set forth on Schedules A-F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

Page 34 of 53 Pages

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Funds as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members or managing director/chief executive officer of the First Noonday Sub-adviser, the Noonday General Partner or the Third Noonday Sub-adviser, as applicable. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(d)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of Securities purchased or sold and the price per Security (including commissions) for all purchases and sales of the Securities by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule G hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Managed Accounts as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members or managing director/chief executive officer of the First Noonday Sub-adviser, the Noonday General Partner or the Third Noonday Sub-adviser, as applicable. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

(e)	The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

Page 35 of 53 Pages

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Funds as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members or managing director/chief executive officer of the First Noonday Sub-adviser, the Noonday General Partner or the Third Noonday Sub-adviser, as applicable. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(f)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Funds as reported herein. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, the Third Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Securities held by the Managed Accounts as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members or managing director/chief executive officer of the First Noonday Sub-adviser, the Noonday General Partner or the Third Noonday Sub-adviser, as applicable. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	Not applicable.

The Securities reported hereby for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Third Noonday Sub-adviser, as sub-investment advisers to the Funds and the Managed Accounts, may be deemed to be the beneficial owners of all such Securities owned by the Noonday Fund and certain of such Securities owned by the Farallon Funds and the Managed Accounts. The Noonday General Partner, as general partner to the Second Noonday Sub-adviser, may be deemed to be the beneficial owner of all such Securities owned by the Noonday

Page 36 of 53 Pages

Fund and certain of such Securities owned by the Farallon Funds and the Managed Accounts. The Noonday Individual Reporting Persons, as managing members or managing director/chief executive officer with the power to exercise investment discretion with respect to the First Noonday Sub-adviser, the Noonday General Partner or the Third Noonday Sub-adviser, as applicable, may each be deemed to be the beneficial owner of all such Securities owned by the Noonday Fund and certain of such Securities owned by the Farallon Funds and the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Securities owned by the Managed Accounts. The Farallon General Partner, as general partner to the Farallon Funds and managing member of the Noonday Fund, may be deemed to be the beneficial owner of all such Securities owned by the Funds. The Farallon Individual Reporting Persons, as managing members of both the Management Company and the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Securities owned by the Funds and the Managed Accounts. Each of the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Securities.

Item 6. Contracts, Arrangements, Understandings Or

             Relationships With Respect To Securities Of The Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 37 of 53 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2008

/s/ Monica R. Landry

NOONDAY G.P. (U.S.), L.L.C.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY CAPITAL, L.L.C.,

On its own behalf

and as the General Partner of

NOONDAY ASSET MANAGEMENT, L.P.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY ASSET MANAGEMENT ASIA PTE. LTD.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as the Managing Member of

NOONDAY CAPITAL PARTNERS, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for each of

David I. Cohen, William F. Duhamel, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Saurubh K. Mittal, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Thomas F. Steyer, Mark C. Wehrly and G. Raymond Zage III

Page 38 of 53 Pages

The Power of Attorney executed by each of Noonday G.P. (U.S.), L.L.C., Noonday Asset Management, L.P., Noonday Capital, L.L.C. and Cohen authorizing Landry to sign and file this Schedule 13D on its or his behalf, which was filed with Amendment No. 5 to the Schedule 13G filed with the Securities and Exchange Commission on January 10, 2005 by such Reporting Persons with respect to the Common Stock of Catalytica Energy Systems, Inc.,is hereby incorporated by reference. The Power of Attorney executed by Mittal authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 6 to the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2005 by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference. The Power of Attorney executed by each of Noonday Asset Management Asia Pte. Ltd. and Zage authorizing Landry to sign and file this Schedule 13D on its or his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 28, 2008 by such Reporting Persons with respect to the American Depositary Shares of 51job, Inc., is hereby incorporated by reference.

Page 39 of 53 Pages

ANNEX 1

Set forth below with respect to the Noonday Sub-adviser Entities, the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The First Noonday Sub-adviser

(a)	Noonday G.P. (U.S.), L.L.C.
(b)	c/o Noonday Asset Management, L.P.

227 West Trade Street, Suite 2140

Charlotte, North Carolina 28202

(c)	Serves as sub-investment adviser to investment funds and managed accounts
(d)	Delaware limited liability company
(e)	Managing Members: David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes

2.	The Second Noonday Sub-adviser

(a)	Noonday Asset Management, L.P.
(b)	227 West Trade Street, Suite 2140

Charlotte, North Carolina 28202

(c)	Serves as sub-investment adviser to investment funds and managed accounts
(d)	Delaware limited partnership
(e)	David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes, the managing members of its general partner

3.	The Noonday General Partner

(a)	Noonday Capital, L.L.C.
(b)	c/o Noonday Asset Management, L.P.

227 West Trade Street, Suite 2140

Charlotte, North Carolina 28202

(c)	Serves as general partner of the Second Noonday Sub-adviser
(d)	Delaware limited liability company
(e)	Managing Members: David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes

4.	Third Noonday Sub-advisor

(a)	Noonday Asset Management Asia Pte. Ltd.
(b)	250 North Bridge Road

31-01 Raffles City Tower

Singapore 179101

(c)	Serves as sub-investment adviser to investment funds and managed accounts

Page 40 of 53 Pages

(d)	Singapore private limited company
(e)	Managing Director and Chief Executive Officer: G. Raymond Zage III

5.	The Noonday Individual Reporting Persons

Each of Cohen and Zage is a citizen of the United States. Mittal is a citizen of India. Spokes is a citizen of the United Kingdom. The business address of each of the Noonday Individual Reporting Persons (other than Zage) is c/o Noonday Asset Management, L.P., 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202. The business address of Zage is c/o Noonday Asset Management Asia Pte. Ltd., 250 North Bridge Road, 31-01 Raffles City Tower, Singapore 179101. The principal occupation of each of the Noonday Individual Reporting Persons (other than Zage) is serving as the managing member of both the First Noonday Sub-adviser and the Noonday General Partner. The principal occupation of Zage is serving as the managing director and chief executive officer of the Third Noonday Sub-adviser. The Noonday Individual Reporting Persons do not have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

6.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

7.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

8.	Managing Members of the Management Company and the Farallon General Partner

Each of the managing members of the Management Company and the Farallon General Partner, other than Gregory S. Swart, Ashish H. Pant and Andrew J. M. Spokes, is a

Page 41 of 53 Pages

citizen of the United States. Gregory S. Swart is a citizen of New Zealand. Ashish H. Pant is a citizen of India. Andrew J. M. Spokes is a citizen of the United Kingdom. The business address of each of the managing members of the Management Company and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the Management Company and the Farallon General Partner. None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 42 of 53 Pages

SCHEDULE A

NOONDAY CAPITAL PARTNERS, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE (Rp)
5/26/2008	84,000	5,866.69
5/27/2008	26,000	5,665.10
5/28/2008	1,500	5,631.02
6/2/2008	25,000	5,595.96
6/5/2008	30,000	5,715.49
6/6/2008	19,500	5,720.06
6/10/2008	87,500	6,787.40
6/10/2008	87,500	6,697.16
6/10/2008	87,500	6,670.55
6/11/2008	52,500	6,636.56
6/12/2008	40,000	6,484.63
6/13/2008	114,500	6,555.12
6/17/2008	70,000	6,429.17
6/18/2008	35,000	6,322.33
6/20/2008	120,000	6,134.59
6/23/2008	10,000	6,027.00
6/24/2008	100,000	6,371.45
6/24/2008	20,000	6,329.04
6/25/2008	150,000	6,264.51
6/27/2008	26,500	6,579.48
6/30/2008	124,500	6,798.91
7/1/2008	150,000	6,686.84
7/2/2008	303,500	6,578.21
7/3/2008	250,000	6,394.91

TRADE DATE	NO. OF ADSs PURCHASED	PRICE PER ADS ($)
7/2/2008	400	35.02
7/3/2008	100	34.87

Page 43 of 53 Pages

SCHEDULE B

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE (Rp)
5/26/2008	876,000	5,866.69
5/27/2008	273,000	5,665.10
5/28/2008	17,500	5,631.02
6/2/2008	283,000	5,595.96
6/5/2008	398,000	5,715.49
6/6/2008	262,500	5,720.06
6/10/2008	1,025,000	6,787.40
6/10/2008	1,025,000	6,697.16
6/10/2008	1,025,000	6,670.55
6/11/2008	607,500	6,636.56
6/12/2008	466,500	6,484.63
6/13/2008	1,339,500	6,555.12
6/17/2008	810,000	6,429.17
6/18/2008	415,000	6,322.33
6/20/2008	1,215,000	6,134.59
6/23/2008	100,000	6,027.00
6/24/2008	1,000,000	6,371.45
6/24/2008	200,000	6,329.04
6/25/2008	1,500,000	6,264.51
6/27/2008	297,000	6,579.48
6/30/2008	1,246,000	6,798.91
7/1/2008	1,537,500	6,686.84
7/2/2008	2,916,000	6,578.21
7/3/2008	2,400,000	6,394.91
7/3/2008	810,000	6,394.91

TRADE DATE	NO. OF ADSs PURCHASED	PRICE PER ADS ($)
7/2/2008	3,600	35.02
7/3/2008	1,000	34.87

Page 44 of 53 Pages

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE (Rp)
5/26/2008	1,032,000	5,866.69
5/27/2008	321,000	5,665.10
5/28/2008	19,000	5,631.02
6/2/2008	297,500	5,595.96
6/5/2008	417,500	5,715.49
6/6/2008	282,000	5,720.06
6/10/2008	1,037,500	6,787.40
6/10/2008	1,037,500	6,697.16
6/10/2008	1,037,500	6,670.55
6/11/2008	607,500	6,636.56
6/12/2008	449,500	6,484.63
6/13/2008	1,274,000	6,555.12
6/17/2008	820,000	6,429.17
6/18/2008	400,000	6,322.33
6/20/2008	1,230,000	6,134.59
6/23/2008	102,000	6,027.00
6/24/2008	925,000	6,371.45
6/24/2008	185,000	6,329.04
6/25/2008	1,387,500	6,264.51
6/27/2008	285,000	6,579.48
6/30/2008	1,168,500	6,798.91
7/1/2008	1,387,500	6,686.84
7/2/2008	2,551,000	6,578.21
7/3/2008	2,125,000	6,394.91
7/3/2008	712,500	6,394.91

TRADE DATE	NO. OF ADSs PURCHASED	PRICE PER ADS ($)
7/2/2008	3,300	35.02
7/3/2008	900	34.87

Page 45 of 53 Pages

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE (Rp)
5/26/2008	48,000	5,866.69
5/27/2008	15,000	5,665.10
5/28/2008	1,000	5,631.02
6/2/2008	14,500	5,595.96
6/5/2008	25,000	5,715.49
6/6/2008	16,500	5,720.06
6/10/2008	75,000	6,787.40
6/10/2008	75,000	6,697.16
6/10/2008	75,000	6,670.55
6/11/2008	37,500	6,636.56
6/12/2008	28,500	6,484.63
6/13/2008	81,500	6,555.12
6/17/2008	50,000	6,429.17
6/18/2008	25,000	6,322.33
6/20/2008	75,000	6,134.59
6/23/2008	7,000	6,027.00
6/24/2008	62,500	6,371.45
6/24/2008	12,500	6,329.04
6/25/2008	94,500	6,264.51
6/27/2008	19,500	6,579.48
6/30/2008	78,000	6,798.91
7/1/2008	94,500	6,686.84
7/2/2008	182,000	6,578.21
7/3/2008	150,000	6,394.91
7/3/2008	52,500	6,394.91

TRADE DATE	NO. OF ADSs PURCHASED	PRICE PER ADS ($)
7/2/2008	200	35.02
7/3/2008	100	34.87

Page 46 of 53 Pages

SCHEDULE E

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE (Rp)
5/26/2008	72,000	5,866.69
5/27/2008	18,500	5,665.10
5/28/2008	1,000	5,631.02
6/2/2008	18,000	5,595.96
6/5/2008	25,000	5,715.49
6/6/2008	19,500	5,720.06
6/10/2008	75,000	6,787.40
6/10/2008	75,000	6,697.16
6/10/2008	75,000	6,670.55
6/11/2008	45,000	6,636.56
6/12/2008	34,000	6,484.63
6/13/2008	98,000	6,555.12
6/17/2008	70,000	6,429.17
6/18/2008	30,000	6,322.33
6/20/2008	90,000	6,134.59
6/23/2008	7,500	6,027.00
6/24/2008	75,000	6,371.45
6/24/2008	15,000	6,329.04
6/25/2008	112,500	6,264.51
6/27/2008	22,500	6,579.48
6/30/2008	93,500	6,798.91
7/1/2008	112,500	6,686.84
7/2/2008	212,500	6,578.21
7/3/2008	175,000	6,394.91
7/3/2008	60,000	6,394.91

TRADE DATE	NO. OF ADSs PURCHASED	PRICE PER ADS ($)
7/2/2008	300	35.02
7/3/2008	100	34.87

Page 47 of 53 Pages

SCHEDULE F

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE (Rp)
5/26/2008	996,000	5,866.69
5/27/2008	306,000	5,665.10
5/28/2008	19,000	5,631.02
6/2/2008	294,000	5,595.96
6/5/2008	427,500	5,715.49
6/6/2008	282,000	5,720.06
6/10/2008	1,062,500	6,787.40
6/10/2008	1,062,500	6,697.16
6/10/2008	1,062,500	6,670.55
6/11/2008	630,000	6,636.56
6/12/2008	478,500	6,484.63
6/13/2008	1,388,500	6,555.12
6/17/2008	830,000	6,429.17
6/18/2008	420,000	6,322.33
6/20/2008	1,230,000	6,134.59
6/23/2008	104,500	6,027.00
6/24/2008	1,037,500	6,371.45
6/24/2008	207,500	6,329.04
6/25/2008	1,557,000	6,264.51
6/27/2008	304,500	6,579.48
6/30/2008	1,262,000	6,798.91
7/1/2008	1,482,000	6,686.84
7/2/2008	2,885,500	6,578.21
7/3/2008	2,325,000	6,394.91
7/3/2008	787,500	6,394.91

TRADE DATE	NO. OF ADSs PURCHASED	PRICE PER ADS ($)
7/2/2008	3,800	35.02
7/3/2008	1,000	34.87

Page 48 of 53 Pages

SCHEDULE G

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE (Rp)
5/26/2008	1,380,000	5,866.69
5/27/2008	420,000	5,665.10
5/28/2008	26,000	5,631.02
6/2/2008	412,500	5,595.96
6/5/2008	536,500	5,715.49
6/6/2008	347,500	5,720.06
6/10/2008	1,337,500	6,787.40
6/10/2008	1,337,500	6,697.16
6/10/2008	1,337,500	6,670.55
6/11/2008	825,000	6,636.56
6/12/2008	630,000	6,484.63
6/13/2008	1,812,500	6,555.12
6/17/2008	1,080,000	6,429.17
6/18/2008	550,000	6,322.33
6/20/2008	1,650,000	6,134.59
6/23/2008	137,000	6,027.00
6/24/2008	1,450,000	6,371.45
6/24/2008	290,000	6,329.04
6/25/2008	2,173,500	6,264.51
6/27/2008	443,000	6,579.48
6/30/2008	1,822,500	6,798.91
7/1/2008	2,211,000	6,686.84
7/2/2008	2,095,500	6,578.21
7/3/2008	1,725,000	6,394.91
7/3/2008	577,500	6,394.91

5/26/2008	312,000	5,866.69
5/27/2008	96,000	5,665.10
5/28/2008	5,500	5,631.02
6/2/2008	89,500	5,595.96
6/5/2008	129,500	5,715.49
6/6/2008	82,000	5,720.06
6/10/2008	300,000	6,787.40
6/10/2008	300,000	6,697.16
6/10/2008	300,000	6,670.55
6/11/2008	195,000	6,636.56
6/12/2008	148,000	6,484.63
6/13/2008	424,500	6,555.12
6/17/2008	270,000	6,429.17
6/18/2008	125,000	6,322.33
6/20/2008	390,000	6,134.59

Page 49 of 53 Pages

6/23/2008	32,000	6,027.00
6/24/2008	350,000	6,371.45
6/24/2008	70,000	6,329.04
6/25/2008	525,000	6,264.51
6/27/2008	102,000	6,579.48
6/30/2008	436,000	6,798.91
7/1/2008	525,000	6,686.84
7/2/2008	1,002,500	6,578.21
7/3/2008	850,000	6,394.91

TRADE DATE	NO. OF ADSs PURCHASED	PRICE PER ADS ($)
7/2/2008	2,700	35.02
7/3/2008	800	34.87

7/2/2008	1,300	35.02
7/3/2008	400	34.87

Page 50 of 53 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 51 of 53 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: July 7, 2008

/s/ Monica R. Landry

NOONDAY G.P. (U.S.), L.L.C.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY CAPITAL, L.L.C.,

On its own behalf

and as the General Partner of

NOONDAY ASSET MANAGEMENT, L.P.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY ASSET MANAGEMENT ASIA PTE. LTD.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as the Managing Member of

NOONDAY CAPITAL PARTNERS, L.L.C.

By Monica R. Landry, Managing Member

Page 52 of 53 Pages

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for

each of David I. Cohen, William F. Duhamel, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Saurabh K. Mittal, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Thomas F. Steyer, Mark C. Wehrly and G. Raymond Zage III

Page 53 of 53 Pages